EXHIBIT 12.1

The following table sets forth the calculation of the ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods shown.

THORNBURG MORTGAGE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31, 2003		For the years ended December 31,
			2002		2001		2000		1999		1998
Net income	39,074		120,016		58,662		29,165		25,585		22,974
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	71,162		244,038		199,829		253,343		226,350		253,140

Earnings as adjusted	110,236		364,054		258,491		282,508		251,935		276,114
Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	71,162		244,038		199,829		253,343		226,350		253,140

Ratio of earnings to fixed charges	1.55	X	1.49	X	1.29	X	1.12	X	1.11	X	1.09	X

Preferred stock dividend	1,670		6,679		6,679		6,679		6,679		6,679

Ratio of earnings to fixed charges and preferred stock dividends	1.51	X	1.45	X	1.25	X	1.09	X	1.08	X	1.06	X